SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 (212) 839 5300 (212) 839 5599 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG LONDON LOS ANGELES FOUNDED 1866	NEW YORK PALO ALTO SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.

May 25, 2011

VIA EDGAR

Mr. John Ganley

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Post-Effective Amendment No. 123 to the Registration Statement

on Form N-1A of BlackRock Funds III (the “Trust”)

Dear Mr. Ganley:

On behalf of the Trust, we herewith transmit for filing, under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), Post-Effective Amendment No. 123 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) with respect to nine new series of the Trust, LifePath® Index Retirement Portfolio, LifePath® Index 2020 Portfolio, LifePath® Index 2025 Portfolio, LifePath® Index 2030 Portfolio, LifePath® Index 2035 Portfolio, LifePath® Index 2040 Portfolio, LifePath® Index 2045 Portfolio, LifePath® Index 2050 Portfolio and LifePath® Index 2055 Portfolio (collectively, the “Portfolios”).

The Amendment is being filed pursuant to Rule 485(b) under the Securities Act and will become effective on May 25, 2011.

The Amendment is being filed for the purpose of completing the information required to be provided in the Registration Statement. We have reviewed the Amendment and represent that it does not contain disclosure that would render it ineligible to become effective pursuant to Rule 485(b).

The Amendment also contains the Trust’s responses to the telephonic comments provided by John Ganley of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on May 16, 2011 regarding the Trust’s Post-Effective Amendment No. 104 to its Registration Statement filed with the Commission on March 11, 2011 for the purpose of registering the Portfolios. The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Trust. The Trust’s responses to the Staff’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

May 25, 2011

Comment 1:        The Staff continues to object to the first footnote that discusses the CDSC payable under certain circumstances upon the redemption of Investor A Shares.

Response:            There is no sales charge payable with respect to the Investor A Shares of these Portfolios. Therefore, the fee table has been revised and footnote 1 has been deleted.

Comment 2:         Since the fee waiver expires within one year, please be reminded that the expense example may only reflect the waiver in the first year.

Response:            The Portfolios confirm that the expense examples only reflect the waiver in the first year.

Comment 3:         Since each Portfolio’s name contains the word “index”, the Portfolios should state a fundamental policy of investing at least 80% of their assets in an index or indexes or alternatively in the Portfolio’s customized benchmark index.

Response:             The requested change has been made. The following language, amended as appropriate with respect to each Portfolio, has been added to the “Portfolio Overview” section of the prospectuses: “LifePath Index [Retirement] Portfolio will invest, under normal circumstances, at least 80% of its assets in securities or other financial instruments that are components of or have economic characteristics similar to the securities included in its custom benchmark index, the LifePath Index [Retirement] Portfolio Custom Benchmark.”

Comment 4:          In the second sentence of the second paragraph of “Principal Investment Strategies of the Portfolio”, it states that the “Portfolio employs a “passive” management approach….” Mr. Ganley refers to “Allocation Risk” in the “Principal Risks of Investing in the Portfolio,” which states that the “Portfolio’s ability to achieve its investment goal depends upon BFA’s skill in determining the Portfolio’s strategic asset class allocation and in selecting the best mix of Underlying Funds.” He also refers to the last sentence on page 9, which states that “the percentage allocation to the various styles of equity and fixed-income are determined at the discretion of the investment team and can be changed to reflect the current market environment.” He suggests that these statements might not reflect a truly “passive” management approach.

Response:             The disclosure has been revised to reflect the passive management approach relating to the Portfolios. “Allocation Risk” now reads as follows: “The Portfolio’s ability to achieve its investment goal depends upon the Portfolio’s asset class allocation and the mix of Underlying Funds. There is a risk that the asset class allocation or the combination of Underlying Funds may be incorrect in view of actual market conditions.” The Trust believes that the last sentence on page 9 is accurate and in line with the passive strategy of the Portfolios. Although the investment team can change the percentage allocation in the various equity and fixed-income index funds, the investment team is not choosing the specific securities, but is instead choosing various index funds that are designed to match the performance of specific indexes.

Comment 5:         The Staff suggests that the information in the fourth paragraph of page 9 for the LifePath Index 2020 Portfolio regarding the description of the types of equity and fixed-income Underlying Funds in which the Portfolio invests should also appear in the “Portfolio Overview” section for LifePath Index Retirement Portfolio following the disclosure of the percentage breakdown of the Portfolio’s investment

May 25, 2011

in equity and fixed-income index funds. For example, on page 9, it states that the “equity allocation may be further diversified by style (including both value and growth funds), market capitalization (including both large cap and small cap funds), globally (including domestic and international (including emerging market) funds), or other factors.” The disclosure should be similar to that appearing on page 9.

Response:            The requested change has been made. Similar disclosure now appears in the “Portfolio Overview” section of LifePath Index Retirement Portfolio.

Comment 6:         Mr. Ganley asks generally whether the derivative disclosure is sufficient. If the Underlying Funds invest heavily in derivatives, this should be accurately described and disclosure may need to be added.

Response:            The Trust confirms that the derivatives disclosure provided in the registration statement is appropriate. The derivatives utilized by the Underlying Funds are generally futures and TBAs.

Comment 7:         Consider whether securities lending is a principal strategy for the Portfolio. It is mentioned as a principal risk on page 6. If it is a principal risk, it should be mentioned in principal strategies.

Response:            Securities lending is a principal strategy for the Portfolios, as well as for certain of the Underlying Funds in which the Portfolios invest. Therefore, securities lending disclosure has been added to the principal strategies.

*    *    *    *    *    *    *    *     *    *

The Trust acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its documents, and acknowledges that the Commission is not foreclosed by its comment process from taking any action with respect to the Trust’s documents.

Please do not hesitate to contact me at (212) 839-5583 if you have comments or if you require additional information regarding the Trust’s Registration Statement.

Respectfully submitted,

/s/ Ellen W. Harris

Ellen W. Harris

cc:	Aaron Wasserman

Ben Archibald

John A. MacKinnon